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                                        File No. 70-9417



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                         AMENDMENT NO. 1

                                TO

                             FORM U-1


                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)





John G. Cochrane                   Kirk L. Ramsauer
Treasurer                          Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)
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     Form U-1 Application/Declaration filed under the Public
Utility Holding Company Act of 1935, File No. 70-9417, is hereby amended as follows:

Item 1, Description of Proposed Transactions, is amended:

     (1) by amending the description of the Service Building lease to correct the termination date of the initial term as December 31, 2002.

     (2)  by adding the following:

     In the instant application, New England Electric System
(NEES) is seeking authority to form one or more real estate subsidiaries that will acquire properties for System utility or non-utility properties. NEES is seeking authority to acquire such properties at any time for up to an aggregate purchase price of $50 million. The total initial investments in the Property Companies will not exceed the $50 million.

     (3)  by adding the following:

     The headquarters Complex was constructed in two phases, the first of which covered the two-story office building and the second of which provided for the six-story office building. Both buildings were completed and the rental obligations for Phase 1 and Phase 2 are additive.


Item 6, Exhibits and Financial Statements, is amended by adding the following:

     (a)  Exhibits

          B-1  Lease and Amendments between John Hancock Life
               Insurance Company and Massachusetts Electric
               Company for North Andover Service Building:

               (i) Purchase, Lease and Reimbursement Agreement dated December 30, 1964
               (ii)  Lease dated December 30, 1964
               (iii) Amendment dated September 6, 1966
               (iv)  Amendment dated November 30, 1966
               (v)   Lease Modification Agreement dated January
                     1, 1967

          B-2  Lease and Amendments between John Hancock Life
               Insurance Company and New England Power Service
               Company for Headquarters Complex:

               (i)   Supplemented Lease dated October 14, 1966
               (ii)  Lease Modification Agreement dated January
                     2, 1970

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 Application/Declaration (Commission's File No. 70-9417) to be signed on its behalf, as indicated by the undersigned officer thereunto duly authorized.


                         NEW ENGLAND ELECTRIC SYSTEM


                             s/John G. Cochrane
                         By
                           John G. Cochrane
                           Treasurer

Date:  December 23, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.